Troutman Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216

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Brinkley Dickerson D 404.885.3822 F 404.962.6743 brinkley.dickerson@troutman.com

April 27, 2018

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GreenSky, Inc. Registration Statement on Form S-1 Submitted April 27, 2018 CIK No. 0001712923

Dear Ms. Jacobs:

On behalf of GreenSky, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated April 24, 2018. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company has submitted its Registration Statement on Form S-1 (the “Revised Registration Statement”) with the Commission via the Commission EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of the Revised Registration Statement, which has been marked to indicate the changes from Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1, as submitted to the Commission on March 28, 2018.

Ms. Barbara C. Jacobs April 27, 2018 Page 2

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Revised Registration Statement. All page references in the responses refer to page numbers of the prospectus that is part of the Revised Registration Statement. All responses provided herein are based solely on information provided by the Company.

Prospectus Summary

1.	Please revise your prospectus summary to describe material recent developments. We note that you recently raised $194.4 million in net proceeds by issuing 1,010,199 Class C-1 preferred units on December 15, 2017. Further, you distributed $561.9 million to members in 2017, including a new special distribution of $156 million declared in December 2017.

Response to Comment 1:

The Company has revised page 15 of the Revised Registration Statement to describe the material recent developments.

Consolidated Financial Statements — GreenSky Holdings, LLC

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

2.	Please explain to us the process by which interchange fees are earned and explain Greensky’s role in the payment processing system. Tell us whether a portion of the interchange fee received by the company is remitted to a third party. If so, tell us whether revenue from these fees is presented net or gross of the amounts remitted to the third party and explain how you arrived at that determination.

Response to Comment 2:

            GreenSky earns interchange fees based on the total amount of loans funded by our Bank Partners on behalf of our merchants for a particular month that are processed through a payment card network, which constitutes the majority, but not all, of the total transaction volume facilitated on our platform. This component of transaction fee revenue contributes to satisfaction of our overall performance obligation to our merchants to facilitate point-of-sale financing to their customers. The interchange fee is agreed upon with the merchants as part of the GreenSky program agreement that the merchants sign upon enrolling in our program. Our program agreements indicate that for each funded loan, in addition to any fee imposed by the applicable payment card network (i.e., the interchange fee, which is payable to GreenSky), the merchant will pay GreenSky a transaction fee.

            Interchange fees are determined by payment card network rules, which dictate that an interchange fee be paid by the merchant’s bank (referred to as the “acquiring bank”) to the issuing bank. Though GreenSky is not the issuing bank, we operate the payment card network program and are entitled to the issuing bank’s interchange fees under agreement with the issuing bank. When a loan is approved on our platform, we provide the consumer borrower with a 16-digit number, which is unique to the specific

Ms. Barbara C. Jacobs April 27, 2018 Page 3

transaction, for use at the merchant’s in-store credit card portal. When the 16-digit number is accepted at the in-store credit card portal, the merchant is assessed a payment card network fee by its banking institution (i.e., the acquiring bank). We are not privy to the acquiring bank payment card network fee at the time of the in-store transaction. Once the acquiring bank has the transaction details, it sends the transaction to the payment card network. The payment card network then determines the interchange fees payable to the issuing bank, which is ultimately due to GreenSky, as discussed above. We outsource the retrieval of our interchange fees receivable to a third party (referred to as the “transaction processor”) that is directly connected to the payment card network and is versed in the rules and rates related to interchange and other aspects of payment card network membership. The transaction processor reviews and collects the interchange fees from the payment card network and remits them to GreenSky on a monthly basis.

We pay the transaction processor a set fee percentage based on the amount of transaction volume processed through the payment card network. This fee is directly attributable and incremental to transaction volume processed by the transaction processor on our behalf and would not be incurred without such transaction volume. Revenue from the interchange fees is presented gross of the amounts remitted to the transaction processor, as discussed below.

As indicated in our revenue recognition discussion in Note 1 to the Consolidated Financial Statements included in the prospectus, we concluded that we are an agent as it relates to our merchant arrangements, of which the interchange fee is a component. Therefore, we evaluated the accounting treatment of the fee we pay to the transaction processor under ASC 606-10-55-38, which states:

When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

In our merchant arrangements, we act as an agent of both the merchant and the Bank Partner, as our platform facilitates both the contracted merchant services and the loan financing, while GreenSky does not control either service before it is transferred to the customer.

As it relates to the interchange fees, we do not incur any costs to either the merchant or the Bank Partner in satisfying our overall performance obligation to facilitate point-of-sale financing. The fees we pay to the transaction processor do not constitute fees to be netted against our interchange fees in our capacity as an agent, as the transaction processor is not party to the merchant arrangements to which our performance obligation relates, nor is the transaction processor entitled to interchange fees from the acquiring bank. Rather, we outsource this administrative function for a meaningful portion of our transaction volume because it is not in our economic interest to eschew a payment card network for processing the transaction volume originated from our platform, and we are not interested in directly accessing a payment card network and performing the administrative duties necessary to locate and collect our daily interchange fees (among other administrative functions). Therefore, we evaluated the fee we pay to the transaction processor under the guidance in ASC 340-40, Costs Incurred in Fulfilling a Contract with a Customer. At the time we incur the cost to the transaction processor, the related loan

Ms. Barbara C. Jacobs April 27, 2018 Page 4

processing has already occurred. Therefore, these costs relate to satisfied performance obligations in the contract. Based on the guidance in ASC 340-40-25-8, we expense these costs as incurred and recognize them within cost of revenue in the Consolidated Statements of Operations.

Sincerely,

/s/ Brinkley Dickerson

Brinkley Dickerson

cc:	David Zalik, GreenSky, Inc. Enclosure